

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

31 March 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 0 4 2005
WASH. D.C.
202
SECTION


SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 16th, 22nd, and 23rd March 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied


SEC MAIL PROCESSING
RECEIVED
APR 04 2005
WASH. D.C.
202
SECTION

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

22 March 2005

11. Date company informed

24 March 2005

12. Total holding following this notification

897,635,131 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

9.52% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") have transferred from time to time 862,458,740 shares to a third party on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 862,458,740 shares is pursuant to section 208(5) of the Act. MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux - Assistant Company Secretary

Date of notification

29 March 2005

25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

24 March 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 22 March 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in our holding a total of 897,635,131 shares, being approximately 9.52% of the issued share capital of the Company.

Was 8.82

We have transferred from time to time 862,458,740 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 862,458,740 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully

David Edwards
Law Division

Registered in England and Wales, No. 2068221.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Authorised and regulated by the Financial Services Authority
A member of the London Stock Exchange

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

287,045,920

6. Percentage of issued class

3.23% of the A Ordinary shares of 1p each

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

16 March 2005

12. Total holding following this notification

704,990,068 A ordinary shares

13. Total percentage holding of issued class following this notification

7.93% of the A ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

16 March 2005




RECEIVED
16 MAR 2005

The Company Secretary
MyTravel Group Plc – A Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

14 March 2005

Dear Sir,

MYTRAVEL GROUP PLC – A SHARES
S198 COMPANIES ACT 1985 INTEREST IN SHARES

On behalf of J.P. Morgan Securities Ltd, ("JPMSL") of 125 London Wall, London, EC2Y 5AJ, we would like to advise that JPMSL has increased its material interests in MyTravel Group Plc (the "Company") from 4.82% to 8.30%. Details of the purchase(s) are as follows:

Number of shares purchased: 287,045,920 (3.38%)

Total number of shares held by J.P. Morgan Securities Ltd.: 704,990,068 (8.30%)

Should you require any further information please do not hesitate to contact us.

Yours faithfully,

Shoaib Shaikh
EMEA Surveillance

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 0423 • Fax: +44 (0)20 7325 4179 shoaib.shaikh@jpmorgan.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

22 March 2005

12. Total holding following this notification

537,360,046 A ordinary shares of which 492,797,182 are held by Credit Suisse First Boston (Europe) Limited and 44,562,864 are held by Credit Suisse First Boston International

13. Total percentage holding of issued class following this notification

5.70% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested

15. Name of contact and telephone number for queries

Mike Vaux - Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

22 March 2005

CREDIT | FIRST
SUISSE | BOSTON

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMTED

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

22 March 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 18 March 2005, following conversions from "B" to "A" shares, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 492,797,182 "A" shares

2. Credit Suisse First Boston International (CSFBI): 44,562,864 "A" shares.

CSFB now holds a total interest of 537,360,046 shares being equivalent to approximately ~~5.91~~% of the total shares in issue of this class. (Shares outstanding being 9,092,643,751).
5.70%

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully

Andrew Veasey
Director – Legal and Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

22 March 2005

12. Total holding following this notification

1,150,816,692 A ordinary shares

13. Total percentage holding of issued class following this notification

12.21% of the A ordinary shares

14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions, and companies within the Group acting as fund managers hold some of the shares on behalf of a number of clients whose portfolios are managed on a discretionary basis.

15. Name of contact and telephone number for queries

Mike Vaux 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

22 March 2005

FACSIMILE TRANSMISSION

Deutsche Bank

Central Compliance

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

To The Company Secretary
MyTravel Group Plc

Fax No. 0161 232 6524

From Andrew Anderson

Date 21 March 2005

Total pages 3 **(including this header)**
If you do not receive all the pages, please telephone immediately

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards

Andrew Anderson
Central Compliance Department

\\loncompwebp3\central$\e central$\position monitoring\significant shareholdings\uk proprietary\2005\my travel a sharesfx.doc

Authorised by: (1) ______________ (2) ______________

Cost Centre 0840930010 Expenses A/C

Central Compliance

BY FAX AND POST



21 March 2005

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir or Madam:

Disclosure of Interests in shares

Further to our letter of 08 March 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 9,092,643,751 A ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,150,816,692 A ordinary shares of MyTravel Group Plc, amounting to ~~12.66%~~. 12.21%.

Part of this holding may relate to hedging arrangements for customer transactions, and companies within the Group acting as Fund Managers hold some of the shares on behalf of a number of clients whose portfolios are managed on a discretionary basis.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

S:\central\shared\198\MyTravel A shares 2005-03-21 letter.doc
AJA

SCHEDULE

MYTRAVEL GROUP PLC
A ORDINARY £0.01 SHARES

Held as Principal	**No of Shares**
Deutsche Bank AG London	959,617,059
Held in Customer Portfolios	
State Street Nominees	153,639,802
Bank of New York Nominees	233,300
Pictet & Cie	78,100
RBSTB Nominees	37,248,431
TOTAL	**1,150,816,692**

21 March 2005

S:\central\shared\198\MyTravel A shares 2005-03-21 letter.doc
AJA

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Merrill Lynch & Co. Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

23 March 2005

12. Total holding following this notification

518,262,990 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

5.50% of the A ordinary shares of 1p

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

24 March 2005

Merrill Lynch & Co., Inc.
World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332



our ref: mytravel2203

22 March 2005

The Company Secretary
MYTRAVEL GROUP PLC - A SHRS
Parkway One
300 Princess Road
Manchester, M14 7QU
United Kingdom

Dear Sir

Companies Act 1985 ss 198-210 (as amended)

This letter serves as notification, by reason of the provisions of section 203 of the above Act, that the companies the names and addresses of which are set out in the Schedule to this letter have the interests in relevant share capital of your company disclosed in the first attachment to this letter and the additional interests (if any) disclosed in the second attachment to this letter.

If you have any queries regarding the contents of this letter, please contact Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.

Yours faithfully

Duly authorised for and on behalf
of the notifying companies

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd.	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332
Merrill Lynch & Co., Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Company Name: **MyTravel Group Plc** Date: 18th **March, 2005**

Class of Shares: **1p 'A' Ordinary Shares**

Total Interest held by: **Merrill Lynch Investment Managers Group Limited 78,243,078** (0.94%)

Made up as follows:

Registered Holder (if known)	**Number of Shares**	**Investment Management Company (if separately disclosable)**	**Beneficial Interests? (Yes/No)**
Nutraco Nominees Limited (DES & UNDES)	57,486,378		No
Merrill Lynch Pension Nominees Limited A/C Noncert	19,295,700		Yes
Other Names	1,461,000		No
TOTAL	**78,243,078**		

Second attachment

Company : MYTRAVEL GROUP PLC - A SH as of: March 18, 2005

Class of shares GBp 1 - Common Stock

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number Includes shares additional to those shown in the first attachment to the accompanying letter, certain further details are also set out below.

		Requisite details in respect of shares additional to those shown in the first attachment	
Company	Aggregate number of shares interested in	Number and (if known) registered holder	Interest within section 208 (5) Companies Act 1985?
Merrill Lynch & Co., Inc	518,262,990	440,019,912	0
Merrill Lynch Group, Inc	78,243,078	0	0